EXHIBIT 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 January 2020 for use in the group's Share Saving Plan, have on 20 January 2020 been distributed to the employees in accordance with their savings amount.

In addition, bonus shares have been allocated based on participation in the program in 2017.

Following this, the share saving plan has 7,374,648 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated bonus shares at an average price of NOK 179.11 per share.

Details on allocation of shares are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	1,326		13,051		13,051
Cook, Alasdair	Executive vice president	884		3,057		3,057
Dodson, Timothy	Executive vice president	1,098		37,684		37,684
Felin, Hedda	Vice president	405		9,927		9,927
Gjærum, Reidar	Senior vice president	791		28,842	445	29,287
Jacobsen, Jon Arnt	Senior vice president corporate audit	1,025		26,106		26,106
Kvelvane, Ørjan	Senior vice president	535		9,332		9,332
Labråten, Per-Martin	Member of the board of directors	158		2,153		2,153
Nilsson, Jannicke	Chief Operating Officer		342	29,840	18,408	48,248
Nordang, Ana Fonseca	Senior vice president	432	268	3,110	1,603	4,713
Opedal, Anders	Executive vice president	246	246	25,619	2,487	28,106
Rummelhoff, Irene	Executive vice president	830		34,463	407	34,870
Skeie, Svein	Senior vice president	649	315	30,967	7,626	38,593
Sætre, Eldar	President and Chief Executive Officer	1,879		84,297		84,297
Torstensen, Siv Helen	General counsel	334	246	7,186	2,067	9,253
Øvrum, Margareth	Executive vice president	1,112	324	59,884	9,301	69,185